UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
August  4, 2009
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

On July 16, 2009, Infineon Technologies AG (the “Company”) filed a Registration Statement on Form F-3 (“F-3 Registration Statement”) in connection with a rights offering of up to 337,000,000 ordinary shares, including ordinary shares represented by American depositary shares.
The Company is filing a press release announcing the final results of the rights offering on this Report on Form 6-K, which is hereby incorporated by reference into, and forms a part of, the F-3 Registration Statement.

News Release / Presseinformation

Infineon expects capital increase to be fully placed
Neubiberg, Germany — August 4, 2009 — Infineon Technologies AG (FSE: IFX / OTCQX: IFNNY) announces that a fund managed by Apollo Global Management LLC will subscribe for the approximately 14 million shares from the capital increase, which are still available as a result of unexercised subscription rights, at a subscription price of Euro 2.15. This corresponds to approximately 1.3 percent of Infineon’s increased share capital totaling Euro 2.173 billion, assuming the capital increase is fully placed.
This move takes the total number of shares which are issued under the capital increase at a subscription price of Euro 2.15 to 337,000,000. In addition to the shares taken by Apollo, approximately 323 million shares are purchased by the exercise of subscription rights, leading to a 100 percent exercise of the subscription rights, including Apollo.
The gross amount from the capital increase presumably will be around Euro 725 million. Infineon expects trading in the new shares issued pursuant to the rights issue to begin on the Frankfurt Stock Exchange on Friday, August 7, 2009.
“This overall successful completion of our refinancing underlines the confidence of our shareholders in our company. The result is a stable financial situation that creates the base for a successful future of Infineon,” says Peter Bauer, CEO of Infineon Technologies AG.

About Infineon

Infineon Technologies AG, Neubiberg, Germany, offers semiconductor and system solutions addressing three central challenges to modern society: energy efficiency, communications, and security. In the 2008 fiscal year (ending September), the company reported sales of Euro 4.3 billion with approximately 29,100 employees worldwide in continuing operations. With a global presence, Infineon operates through its subsidiaries in the U.S. from Milpitas, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. Infineon is listed on the Frankfurt Stock Exchange (ticker symbol: IFX) and in the USA on the over-the-counter market OTCQX International Premier (ticker symbol: IFNNY).
Further information is available at www.infineon.com.
This news release is available online at www.infineon.com/press/
DISCLAIMER
Infineon Technologies AG has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read that registration statement (including the prospectus) for more complete information about Infineon and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on Infineon’s website at www.infineon.com by clicking “Investor”. Alternatively, Infineon will arrange to send you the prospectus if you request it by calling +49-89-234-26655 or emailing investor.relations@infineon.com.
In Germany, this publication constitutes neither a prospectus, nor an offer to sell nor a solicitation of an offer to buy securities of Infineon, and it is not a substitute for the prospectus. The offer of shares of Infineon in Germany was made solely by means of, and on the basis of, a securities prospectus. An investment decision regarding the publicly offered securities of Infineon in Germany should only be made on the basis of the securities prospectus. A securities prospectus which has been approved by the German Federal Financial Supervisory Authority has been published and is available free of charge on Infineon’s website (www.infineon.com).
For the Finance and Business Press: INFXX200908.075e

Media Relations Corporate:	Name:	Phone / Fax:	Email:
Worldwide Headquarters U.S.A. Asia Japan Investor Relations	Kay Laudien Mitch Ahiers Chi Kang David Ong Hirotaka Shiroguchi EU/APAC/USA/CAN	+49 89 234 28481 +1 408 503 2791 +65 6876 3070 +81 3 5745 7340 +49 89 234 26655	kay.laudien@infineon.com mitch.ahiers@infineon.com david.ong@infineon.com hirotaka.shiroguchi@infineon.com investor.relations@infineon.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: August 3, 2009	By:	/s/ Peter Bauer
Peter Bauer
Member of the Management Board and Chief Executive Officer

	By:	/s/ Dr. Marco Schröter
Dr. Marco Schröter
Member of the Management Board and Chief Financial Officer